May 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ruairi Regan
Pam Howell

Re:	Groundfloor Loans 2 LLC
Amended Offering Statement on Form 1-A
Filed March 31, 2025
File No. 024-12552

Ladies and Gentlemen:

On behalf of our client, Groundfloor Loans 2 LLC (the “Company” or “Groundfloor Loans 2”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated April 25, 2025 (the “Comment Letter”) with respect to the above-referenced draft Amended Offering Statement on Form 1-A filed by the Company on March 31, 2025 (the “Offering Statement”).

Concurrently with the filing of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, a second amendment to the Amended Offering Statement (the “Second Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Offering Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Offering Statement.

Amended Offering Statement on Form 1-A

General

1.	We note your response to prior comment 13 and the revisions to your disclosure regarding your flywheel portfolio. We also note that you continue to include disclosure on your website regarding targeted returns including a statement that investors can "Sit back and relax as your money hits the target rate of 10%". Please explain the basis for these targeted returns and the annualized return on investment for Groundfloor Loans 1 LLC on page A-7 and revise your disclosure for consistency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page A-7 and made corresponding edits to the disclosure on the website.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 30, 2025

Advertising, Sales and other Promotional Materials, page 35

2.	We note your response to prior comment 2 and your disclosure on page vii that the Flywheel Portfolio is the marketing name for this REIT. It remains unclear how the materials on your website relating to the Flywheel portfolio offering comply with Rule 255. As examples: the required statements under Rule 255(b) appear to apply to LROs and not the securities being offered in this offering; and you do not appear to have provided a URL where the preliminary offering statement was filed or identified from whom a copy of the most recent version of the preliminary offering statement may be obtained. Also, you have not filed the materials used under the authorization of Rule 255 as exhibit 13 under Item 17 of Form 1-A. Please revise.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Sponsor has revised the Groundfloor website to apply the required statements under Rule 255(b) more broadly to securities offered on the website, including the securities offered in this offering and to provide a link to the preliminary offering statement. The Company further advises the Staff that a representative set of “testing the waters” materials that rely upon Rule 255 has been filed as exhibit 13.

Prior Performance Summary, page 45

3.	Please expand your disclosure in this section to address Groundfloor Loans 1 LLC, as requested in prior comment 1. Also, please clarify why you appear to have provided two sets of prior performance tables for Groundfloor Finance Inc. on pages A-5 and A-7.

Response: In response to the Staff’s comment, the Company has revised the disclosures within the Prior Performance Summary to address Groundfloor Loans 1. The Company further advises the staff that the prior performance tables for Groundfloor Finance Inc. were provided on both a consolidated and unconsolidated basis; for clarity, the Company has removed the consolidated tables.

Appendix A: Prior Performance Tables

Table III - Annual Operating Results of Prior Real Estate Programs, page A-1

4.	Please revise your annual operating results of prior programs (e.g. Groundfloor Finance Inc., Groundfloor Real Estate 1, LLC, and Groundfloor Loans 1, LLC) to reflect the financial information as presented in the audited financial statements for each entity and for each respective period, or advise.

Response: In response to the Staff’s comment, the Company has revised the annual operating results of the prior programs in Table III.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 30, 2025

Exhibits

5.	We note your response to prior comment 11. Please revise your legal opinion filed as Exhibit 12.1 to opine clearly whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities. Refer to Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, the legal opinion has been revised.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 415-395-8019 (office direct) or zachary.fallon@lw.com.

Very truly yours,

/s/ Zachary Fallon
Zachary Fallon
of LATHAM & WATKINS LLP